UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Magnolia Oil & Gas Corporation

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

559663 117

(CUSIP Number of Class of Securities)

Timothy D. Yang

Executive Vice President, General Counsel and Corporate Secretary

Magnolia Oil & Gas Corporation

Nine Greenway Plaza, Suite 1300

Houston, Texas 77046

(713) 842-9050

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Douglas E. McWilliams

Sarah K. Morgan

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, TX 77002

Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$83,283,290	$10,094(2)

(1)

The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Magnolia Oil & Gas Corporation (the “Company”) is offering holders of a total of 31,666,650 warrants issued by the Company (representing 21,666,650 public warrants and 10,000,000 private warrants and outstanding as of June 6, 2019 (collectively, the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), by tendering one warrant for 0.29 shares of Class A Common Stock. The transaction value was determined by using the average of the high and low prices of the public warrants as reported on the NYSE on June 6, 2019, which was $2.63.

(2)	This fee was previously paid in connection with the initial filing of this Schedule TO on June 7, 2019.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,032	Filing Party: Magnolia Oil & Gas Corporation
Form or Registration No.: Form S-4 (Registration No. 333-232003)	Date Filed: June 7, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Magnolia Oil & Gas Corporation (“Magnolia,” the “Company,” “us” or “we”), a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on June 7, 2019 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to its warrant holders described in the Schedule TO to receive 0.29 shares of Class A common stock, par value of $0.0001 per share (the “Class A common stock”), of the Company in exchange for every outstanding Warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated July 3, 2019 (the “Prospectus/Offer to Exchange”), a copy of which is filed hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 2 is being filed to update Item 12 of the Schedule TO to include the final Prospectus/Offer to Exchange, which relates to the Form S-4 registration statement (“Registration Statement”) declared effective by the SEC on July 3, 2019 and a press release issued by the Company on July 3, 2019, announcing that the SEC has declared the Company’s Registration Statement on Form S-4 relating to the Prospectus/Offer to Exchange effective.

Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read Amendment No. 2 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange dated July 3, 2019 (incorporated by reference to the Prospectus/Offer to Exchange filed by the Company with the SEC pursuant to Rule 424(b)(3) on July 3, 2019)

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated June 7, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on June 7, 2019)

(a)(6)	Press Release, dated July 3, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 3, 2019)

(b)	Not applicable

(d)(i)	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.1 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083))

Exhibit No.	Description

(d)(ii)	Second Amended and Restated Certificate of Incorporation of the Company, dated as of July 31, 2018 (incorporated herein by reference to Exhibit 3.1 filed with the Current Report on Form 8-K filed on August 6, 2018 (File No. 001-38083))

(d)(iii)	Bylaws of the Company (incorporated herein by reference to Exhibit 3.3 filed with the Registration Statement on Form S-1 filed on April 17, 2017 (File No. 333-217338))

(d)(iv)	Amendment No. 1 to the Contribution and Merger Agreement, dated May 10, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent, LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.2 filed with the Quarterly Report on Form 10-Q filed on May 14, 2018 (File No. 001-38083))

(d)(v)	Amendment No. 2 to the Contribution and Merger Agreement, dated June 27, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent, LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated by reference to Exhibit 2.3 filed with the Quarterly Report on Form 10-Q filed on August 14, 2018 (File No. 001-38083))

(d)(vi)	Purchase and Sale Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XI-A, L.P., EnerVest Energy Institutional Fund XI-WI, L.P., EnerVest Holding, L.P., and EnerVest Wachovia Co-Investment Partnership, L.P. (incorporated herein by reference to Exhibit 2.2 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083))

(d)(vii)	Membership Interest Purchase Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.3 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083))

(d)(viii)	Amendment No. 1 to the Purchase and Sale Agreement, dated September 28, 2018, by and among EnerVest Energy Institutional Fund XI-A, L.P., EnerVest Energy Institutional Fund XI-WI, LP., EnerVest Holding, L.P., EnerVest Wachovia Co-Investment Partnership, L.P. (incorporated herein by reference to Exhibit 2.6 filed with the Quarterly Report on Form 10-Q filed on November 13, 2018 (File No. 001-38083))

(d)(ix)	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A,L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated herein by reference to Exhibit 4.2 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(x)

First Amendment to Registration Rights Agreement, dated as of February 25, 2019, by and among Magnolia Oil & Gas Corporation and the holders named therein (incorporated herein by reference to Exhibit 4.6 filed with the Annual Report on Form 10-K filed on February 27, 2019 (File No. 001-38083))

(d)(xi)	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A,L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P. and TPG Pace Energy Sponsor, LLC (incorporated herein by reference to Exhibit 4.3 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xii)	Indenture, dated as of July 31, 2018, by and among Magnolia Oil & Gas Operating LLC, Magnolia Oil & Gas Finance Corp. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

Exhibit No.	Description

(d)(xiii)	Credit Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Intermediate LLC (f/k/a TPG Pace Energy Intermediate LLC), Magnolia Oil & Gas Operating LLC, the lenders from time to time party thereto, Citibank, N.A., as administrative agent and collateral agent, as the swingline lender and an issuing bank and each other issuing bank from time to time party thereto (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xiv)	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated herein by reference to Exhibit 10.2 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xv)	Services Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Operating L.L.C., dated as of July 31, 2018 (incorporated herein by reference to Exhibit 10.5 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xvi)	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated herein by reference to Exhibit 10.3 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xvii)	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.4 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xviii)	Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.6 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xix)	Form of Standard Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.8 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xx)	Form of Non-Standard Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.9 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xxi)	Form of Non-Employee Director Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.10 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xxii)	Form of Standard Performance Share Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.11 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xxiii)	Form of Non-Standard Performance Share Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.12 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xxiv)	Director Compensation Program (incorporated herein by reference to Exhibit 10.10 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xxv)	Tender and Support Agreement, dated June 7, 2019, by and among Magnolia Oil & Gas Corporation, Miller Creek Investments, LLC, TPG Pace Governance, LLC, TPG Pace Energy Sponsor Successor 2, LLC, Stephen I. Chazen and Christopher G. Stavros (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(g)	Not applicable

(h)	Opinion of Vinson & Elkins L.L.P regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNOLIA OIL & GAS CORPORATION

By:	/s/ Timothy D. Yang
Timothy D. Yang
Executive Vice President, General Counsel and Secretary

Dated: July 3, 2019

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